Annual And Special Meeting of Shareholders Call and
                                     Notice



                      Bovespa (Sao Paulo) AMBV4 - Preferred
                                 AMBV3 - Common
                         NYSE (New York) ABV - Preferred
                                  ABVc - Common


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K
                                 ------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated April 12, 2002


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2002


                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

    Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de
 Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

                     NOTICE OF ANNUAL SHAREHOLDERS' MEETING


The shareholders of Companhia de Bebidas das Americas - AmBev ("Company") are hereby called for the Annual Shareholders' Meeting to be held on April 30, 2002 at 10:00 a.m. at the company headquarters located at 215 Maria Coelho Aguiar, "F" Building, 6th floor, in the City and State of Sao Paulo, in order to discuss the following AGENDA:

(a)      Annual Shareholders' Meeting:

 (i) to receive, review, and discuss and vote the annual financial statements relating to fiscal year 2001;

 (ii) to discuss the destination of the net income for the year, as well as to ratify the distribution of results, as interest on own capital, based on the results of the first and second six-month periods of 2001, and of supplemental dividends, as approved by the Board of Directors at the meetings held on August 08, 2001 and December 20, 2001;

 (iii) to elect the members of the Board of Directors, in observance of the minimum percentage of voting capital ownership necessary to request the adoption of the process of multiple vote of 5% (five percent), according to CVM (Braziilian SEC) Instruction No. 165/91, as amended by CVM Instruction No. 282/98;

 (iv) to ratify the amount of Company management fees in the year 2001 and to determine the global remuneration of management and members of the Company's Statutory Fiscal Committee for the year 2002.

(b)      In a Special Shareholders' Meeting:

 (i) to ratify the increase in the capital of the Company, as approved by the Board of Directors in a meeting held on April 12, 2002, to comply with the provisions of the Stock Option Plan for Company executives and employees, as approved at the Special Shareholders' meeting held on September 14, 2000;

 (ii) to approve the cancellation of common and preferred shares of the Company held in treasury, without a capital decrease ;

 (iii) to amend the caption of article 5 of the Company's statutes, which sets forth the capital stock and its division into shares, as a consequence of the decisions referred to in items (b)(i) and (b)(ii) above.

General Information:

- The following documents have been placed at the disposal of the shareholders at the Company headquarters: (i) management's discussion and analysis; (ii) financial statements for the year 2001; (iii) report of independent auditors; (iv) report of the Statutory Fiscal Committee, made available as of March 1, 2002, concerning the issues discussed in the agenda;

- The powers of attorney with special powers for representation at the shareholders' meetings referred to in the present notice should be deposited, at the Company headquarters, at least three (03) days prior to the scheduled meeting date ;

- The participant shareholders of the Custody of Nominative Shares of the Sao Paulo Stock Exchange who wish to attend these meetings should present a statement containing their respective stock ownership, issued by the appropriate agency, at least forty-eight (48) hours prior to the meeting.


                           Sao Paulo, April 12, 2002.


              Marcel Herrmann Telles and Victorio Carlos De Marchi
                      Co-Chairman of the Board of Directors







For additional information, please contact the Investor Relations Department:

          Dana Voelzke                       Alexandre Saddy
          (5511) 3741-7560                   (5511) 3741-7553
          acdanav@ambev.com.br               acars@ambev.com.br



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